Derek D. Dundas
Direct Dial: (714) 641-3487
E-mail: ddundas@rutan.com
September 14, 2010
VIA FED EX OVERNIGHT AND
EDGAR CORRESPONDENCE
Mellissa Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Re:	Dividend Capital Total Realty Trust Inc. Schedule TO-T Filed August 11, 2010 File No. 005-85609
Dear Ms. Duru:
     On behalf of the Bidders, this letter responds to the comments of your letter dated August 19, 2010 relating to a Schedule TO-T filed by Strategic Shareholder Liquidity Fund, LLC (“Purchaser”), Strategic Shareholder Liquidity Fund Operator, LLC, Stonerise Capital Management Master Fund, LP and Harold Hofer (collectively, the “Bidders”) on August 11, 2010 in connection with a tender offer for shares of common stock of Dividend Capital Total Realty Trust Inc. (“Dividend Capital”), a copy of which letter is enclosed for your convenience. In addition, the Bidders have filed via EDGAR Amendment No. 1 (“Amendment No. 1) to the Bidders’ Schedule TO (File No. 005-85609) relating to Purchaser’s offer to purchase for cash 9,275,000 shares of common stock of Dividend Capital Total Realty Trust, Inc. (“Dividend Capital”).
     We have reproduced below in bold font each of your comments set forth in your letter of August 19, 2010, together with the Bidders’ responses in regular font immediately following each reproduced comment. The Bidders’ responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of August 19, 2010.

Mellissa Duru
September 14, 2010

Schedule TO
General
1.	Purchaser has not provided its financial statements. Instruction 2 to Item 10 of Schedule TO does not appear to be available, given that Purchaser is not a public reporting company and is making a partial cash tender offer. The fact that the consideration offered consists of cash and that there is no financing condition for the Offer is not dispositive of whether the Offeror’s financial statements are required under Item 10. Please provide us with an analysis as to why you believe that the financial condition of the Offeror is not material to a shareholder’s decision to participate in the Offer. In responding to this comment, please address the following consideration:
•	The nature of the company’s current shareholder base, e.g. the existence of other large shareholders;

•	Assuming the Offer is fully subscribed, the fact that Purchaser will increase its share holdings from 0 to 5% of shares outstanding;

•	As noted on page 22, the potential for successive acquisitions by Purchaser that would increase its ownership in the company above 5%; and,

•	The availability (or lack thereof) of information regarding Purchaser that is already publicly available to shareholders of the company.
     Purchaser respectfully submits that the financial statements of Purchaser are not material to a shareholder’s decision whether to sell, tender or hold the securities that are the subject of Purchaser’s tender offer. The material decision for a stockholder contemplating the tender offer is whether to tender now at Purchaser’s price, or wait and hope that the stockholders might receive a higher liquidation value in the future or might receive the benefit of some other prospective deal in the future. Purchaser’s financial wherewithal is not material to this decision. This is a cash offer without a financing condition. Financial statements would not provide any additional material information to assist Dividend Capital’s stockholders in making a decision to tender their shares.
     Purchaser believes that its financial condition is not material to Dividend Capital’s stockholders in making an informed decision whether to tender or hold their shares, because Purchaser is offering to pay for the shares in cash, Purchaser has represented that it has binding written capital commitments from each of its members for sufficient funds to purchase the Shares in the Offer and its Members (through binding written capital commitments or otherwise) have more than sufficient cash on hand to fund their respective capital commitments to

Mellissa Duru
September 14, 2010

Purchaser, and Purchaser has represented that it is not acquiring Shares in order to influence the management and affairs of Dividend Capital.
     Item 10 of Schedule TO requires that financial statements must be furnished pursuant to Item 1010(a) and (b) of Regulation M-A (“Item 10”) for the offeror in a third party tender offer if the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities that are the subject of the tender offer. Instruction 2 of Item 10 provides that financial statements are not considered material when (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition, and either (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that files reports electronically on EDGAR or (d) the offer is for all outstanding securities of the subject class. Purchaser notes that although Purchaser does not squarely fit within the non-exclusive safe harbor provided by Instruction 2 of Item 10 in light of its inability to satisfy the requirements of either clauses (c) or (d) thereof, Purchaser does satisfy the requirements of clauses (a) and (b) thereof.
     In the Regulation M-A adopting release (Release No. 33-7760, October 26, 1999) (the “Adopting Release”), the Securities and Exchange Commission (the “SEC”) stated that generally there are several factors that should be considered in determining whether financial statements of the bidder are material” (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plan or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise. In footnote 195 of the Adopting Release, to which the reader is referred by factor (2) above, the SEC stated that “financial information can be material when a bidder seeks to acquire the entire equity interest of the target and the bidder’s ability to finance the transaction is uncertain. Financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target. In the latter case, the security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or to remain a continuing security holder in a company with a dominant or controlling security holder” (emphasis added). The SEC added that these factors are not exclusive and not all factors are necessary to meet the materiality test.
     Purchaser believes that an application of the factors articulated by the SEC in the Adopting Release, together with other relevant factors, demonstrates that the financial statements of Purchaser are not material, notwithstanding that Purchaser is unable to rely on the safe harbor afforded by Instruction 2 to Item 10. As stated in Section 10 of the Offer to Purchase, (i) Purchaser is making the offer as a long term investment, (ii) acquiring or influencing control of the business of Dividend Capital is not the purpose or one of the purposes of the Offer, (iii) Purchaser does not have any plans or proposals to acquire additional Shares after the termination or expiration of the Offer and (iv) the Offer is not made with any current view toward or plan or

Mellissa Duru
September 14, 2010

purpose of acquiring Shares in a series of successive and periodic offers. Further, Purchaser has represented that it does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D and Items (1) through (7) of Item 1006(c) of Regulation M-A. As such, Purchaser respectfully submits that financial information about Purchaser is not material because (i) it is not acquiring a significant equity stake in the target and (ii) it is not acquiring Shares in order to influence the management and affairs of the target.
     Further, as stated in the Offer to Purchase, the 9,275,000 Shares subject to the Offer constitute approximately 5.0% of the outstanding Shares. As Purchaser did not hold any Shares prior to the consummation of the Offer, if Purchaser acquires all 5.0% of the outstanding Shares, it will own only approximately 5.0% of the outstanding Shares. While the proxy statement on Schedule 14A most recently filed by Dividend Capital does not reflect that Dividend Capital has any stockholders that hold more than 1% of the outstanding Shares, Purchaser respectfully submits that it cannot, as a result of acquiring at most a 5% interest in Dividend Capital, become a “dominant or controlling stockholder” in a manner that might raise the concerns expressed by the SEC in the adopting release.
     With respect to other factors as to why Purchaser believes that its financial condition is not material to a stockholder’s decision to participate in the Offer, we note that (i) the consideration offered for the Shares consist solely of cash, and (ii) the Offer is not subject to any financing condition. As such, there is no reason for concern on part of the tendering holders as to Purchaser’s ability to pay for all tendered Shares.
     For the foregoing reasons, Purchaser believes that, under the specific facts presented, financial statements of Purchaser are not material and will provide no meaningful information to security holders for use in considering the merits of the Offer and whether to tender their Shares in the Offer.
     The disclosure on page 22 of the Offer to Purchase referenced in Comment No. 1 has been deleted in Amendment No. 1, which modification clarifies that the Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers.
Exhibit 99 (a)(1)(A): Offer to Purchase
Summary Term Sheet
“Do You Have Financial Resources to Make Payment . . .”, page 3

Mellissa Duru
September 14, 2010

2.	We note disclosure of binding written commitments received from each of Purchaser’s members for sufficient funds to purchase the shares in the Offer. Please file as exhibits all such written agreements. Refer to Item 1016 (d) of Regulation M-A.
     The written commitments received from each of Purchaser’s members has been filed as an exhibit to Amendment No. 1.
“What are the Most Significant Conditions of the Offer . . .”, page 3
3.	We note reference to the Fifth Articles of Amendment and Restatement and limit on transfers of less than $2000. Clarify whether the absence of the company asserting this limitation is a condition to your offer.
     Dividend Capital stated in its Schedule 14D-9 filed with the SEC on August 20, 2010 (as amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on August 30, 2010) that “Section 6.8.3 of Dividend Capital’s Fifth Articles of Amendment and Restatement states in part that “no sale or transfer of Shares will be permitted of less than $2,000.” In connection with the Offer, because of the inconsistency with the federal tender offer rules, Dividend Capital does not intend to enforce Section 6.8.3 of Dividend Capital’s Fifth Articles of Amendment and Restatement.” As such, whether the absence of Dividend Capital asserting the limitation referenced in Section 6.8.3 of Dividend Capital’s Fifth Articles of Amendment and Restatement is a condition to the offer is no longer relevant. The Bidders have disclosed Dividend Capital’s intent with respect to Section 6.8.3 of Dividend Capital’s Fifth Articles of Amendment and Restatement in Amendment No. 1.
“What does Dividend Capital Think of the Offer . . .”, page 4
4.	Please update the disclosure in this response upon the filing of the Schedule 14D-9 by the company.
     Amendment No. 1 reflects the filing by Dividend Capital of a Schedule 14D-9 on August 20, 2010 and Amendment No. 1 to Schedule 14D-9 on August 30, 2010.
“What is the Market Value of My Shares . . .”, page 6
5.	Please revise to disclose Purchaser’s net asset value determination of $4.50 and the principal assumptions that Purchaser has made to arrive at the net asset value and the illiquidity discount.
     Purchaser respectfully submits that Purchaser has disclosed the principal assumptions that Purchaser made to arrive at the net asset value of $4.70 in Section 1 (subsection (iv)) of the Offer to Purchase. Further, Purchaser notes that Purchaser has represented in the Offer to Purchase

Mellissa Duru
September 14, 2010

that the net asset value of $4.70 per Share is an opinion of Purchaser. Purchaser has represented in the Offer to Purchase that “in arriving at its opinion, Purchaser did not obtain any independent appraisal or valuation of Dividend Capital or its properties. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by Purchaser or any of its affiliates as to such fairness. Purchaser’s opinion of value is limited by the methodologies employed by Purchaser to value the Shares and is inherently subjective.”
     Section 1 of the Offer to Purchase sets forth the assumptions and limitations related to the Purchaser’s opinion of the value of the Shares. In Amendment No. 1, the Bidders have disclosed the principal assumptions that Purchaser made to arrive at the net asset value of $4.70 in the “What is the Market Value of my Shares” section of the Offer to Purchase. Further, in Amendment No. 1, the Bidders amended the “What is the Market Value of my Shares” Section of the Offer to Purchase by including additional language specifying that Purchaser’s opinion on the value of the Shares is based on a number of assumptions and limitations specified in Section 1 including, without limitation, that the net asset value of Dividend Capital’s real estate portfolio assets is lower than current book value due to challenging market conditions for real estate assets.
     Further, Purchaser respectfully submits that the illiquidity discount is what Purchaser believes in its opinion to be an appropriate illiquidity discount applied to the assumed $4.70 per Share value, and Purchaser has disclosed as much in the Offer to Purchase.
6.	Please disclose the average redemption price paid per share for redemptions effected through December 31, 2009. Refer generally to the Company’s 10-K for the fiscal year ended December 31, 2009.
     The Bidders have disclosed in Amendment No. 1 that according to Dividend Capital’s Form 10-K for the fiscal year ended December 31, 2009, Dividend Capital has redeemed approximately 11,801,000 shares of its common stock for approximately $109,979,000 pursuant to redemptions effected through December 31, 2009 under Dividend Capital’s Share Redemption Program, paying an average redemption price of $9.319 per share.
Market Price of Shares, page 15
7.	Please supplement to highlight the average per share redemption price paid during fiscal 2009 to shareholders whose shares were accepted for redemption.
     The Bidders have disclosed in Amendment No. 1 that according to Dividend Capital’s Form 10-K for the fiscal year ended December 31, 2009, “[i]n aggregate, for the year ended December 31, 2009, [Dividend Capital] redeemed approximately 5.6 million shares of common

Mellissa Duru
September 14, 2010

stock pursuant to the [Company’s Share Redemption] Program for approximately $52.5 million,” paying an average redemption price of $9.375 per share.
Source of Funds, page 22
8.	Refer to Item 1007(b) of Regulation M-A. Please disclose the alternate financing plans should the primary financing plans fall through. If none, so state.
       The Bidders have disclosed in Amendment No. 1 that the Bidders have no alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.
Conditions of the Offer, page 23
9.	In the penultimate paragraph in this section, Purchaser explains the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision is tantamount to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding in your response letter. Additionally, please confirm your understanding to us that if an offer condition is triggered, you will notify security holders whether or not you have waived an offer condition.
       The Bidders confirm their understanding with respect to the circumstances described in Comment number 9. The Bidders further confirm if an offer condition is triggered, they will notify the security holders whether or not they have waived an offer condition.

Mellissa Duru
September 14, 2010

Dividends and Distributions, page 24
10.	We note the disclosure here that should Dividend Capital “declare, set aside, make or pay any dividend on the shares or make any other distribution . . .,” the purchase price payable by you will be reduced to the extent any payment is made in cash. Please note that in our view, if you reduce the offer consideration by the amount of any dividend or distribution declared by the company, you must inform security holders of this development and may be required to extend the offer to allow shareholders time to react in accordance with Rules 14c1-4(d) and 14e-1(b). Please revise your disclosure to reflect that an adjustment to the offer consideration due to any dividends or other distributions declared with respect to his or her tendered shares may require an extension of the offer in accordance with Rules 14d-4(d) and 14e-1(b).
       The Bidders have disclosed in Amendment No. 1 that an adjustment to the offer consideration due to any dividends or other distributions declared with respect to tendered shares may require an extension of the offer in accordance with Rules 14d-4(d) and 14e-1(b).
Miscellaneous, page 25
11.	The disclosure here states that the Offer is not being made into (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer. This includes holders of Shares located in jurisdictions outside the United States. While Rule 14d-1 0(b)(2) permits you to exclude holders of Shares in a U.S. state where Purchaser is prohibited from making the Offer, the exception is limited. Please confirm that your exclusions are limited to jurisdictions within the United States in accordance with Rule 14d-10(b)(2).
       The Bidders confirm that, in accordance with Rule 14d-10(b)(2), the exclusions are limited to jurisdictions within the United States.
* * * *

Mellissa Duru
September 14, 2010

     Written statements from each of the Bidders acknowledging the items set forth in your letter are attached as Exhibit A to this letter.
     We trust that the foregoing is responsive to the comments contained in your letter dated August 19, 2010. If you have any questions, please call me at (714) 641-3487.

Sincerely yours, RUTAN & TUCKER, LLP
/s/ Derek D. Dundas
Derek D. Dundas
DDD:do

EXHIBIT A

ACKNOWLEDGMENT
Dear Ms. Duru:
     In connection with the Schedule TO-T filed by Strategic Shareholder Liquidity Fund, LLC, Strategic Shareholder Liquidity Fund Operator, LLC, Stonerise Capital Management Master Fund, LP and Harold Hofer (collectively, the “Bidders”) on August 11, 2010, each of the undersigned Bidders acknowledges that:
•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, Strategic Shareholder Liquidity Fund, LLC
/s/ Harold Hofer
Harold Hofer
Authorized Signatory

Strategic Shareholder Liquidity Fund Operator, LLC
/s/ Harold Hofer
Harold Hofer
Authorized Signatory

Stonerise Capital Management Master Fund, LP
/s/ Jeff Cozad
Jeff Cozad
Authorized Signatory

/s/ Harold Hofer
Harold Hofer